

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2025

Mark D. Mordell
Chief Executive Offcier
Avidbank Holdings, Inc.
1732 North First Street
6th Floor
San Jose, CA 95112

> **Re: Avidbank Holdings, Inc.**
> **Amendment No. 2 to the Draft Registration Statement on Form S-1**
> **Submitted July 9, 2025**
> **CIK No. 0001443575**

Dear Mark D. Mordell:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No. 2 to the Draft Registration Statement on Form S-1

Summary, page 1

1.   We note your response to prior comment 1 on pages 12-13 and 105-107 and your statement that loans are categorized to banking divisions based on product type and source of repayment, and that the nature and stage of the borrower's business are not material to this classification. However, your response does not clearly explain how the company determines the appropriate category for borrowers that exhibit characteristics common to more than one division. For example, with a view to revised disclosure, advise us whether a VC-funded technology or other company

could also fit in the Specialty Finance division if it receives accounts receivable lending or if a VC-funded company might also meet the criteria for Corporate Banking if characteristics of the product type or source of repayment overlap with that division. Also with a view to disclosure, advise us to what extent subjectivity is involved in making these determinations and, if so, what criteria are used.

Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig Miller